Exhibit 3.1

CERTIFICATE OF DESIGNATION

OF

ORIGINCLEAR, INC.

ESTABLISHING THE DESIGNATIONS, PREFERENCES,

LIMITATIONS AND RELATIVE RIGHTS OF ITS

SERIES G PREFERRED STOCK

OriginClear, Inc. (the “Company”), a corporation organized and existing under the laws of Nevada, does hereby certify that, pursuant to authority conferred upon the Board of Directors of the Company by the Articles of Incorporation of the Company, and the Board of Directors of the Company, it has adopted resolutions (a) authorizing the issuance of 6,000 shares of Series G Preferred Stock of the Company and (b) providing for the designations, preferences and relative participating, optional or other rights, and the qualifications, limitations or restrictions thereof, as follows:

SECTION 1. DESIGNATION OF SERIES. There shall hereby be created and established a series of “Series G Preferred Stock” and the number of shares initially constituting such series shall be up to six thousand (6,000) shares.

SECTION 2. STATED VALUE. The Stated Value of the Series G Preferred Stock will be $1,000 per share.

SECTION 2. DIVIDENDS. The holders of Series G Preferred Stock (the “Holders”) will be entitled to receive, on any outstanding shares of Series G Preferred Stock held by such Holders, out of any funds and assets of the Company legally available prior and in preference to any declaration or payment of any dividend on the common stock of the Company (the “Common Stock”), cumulative dividends, payable quarterly (at the end of each fiscal quarter, and due for such fiscal quarter within fifteen days of the end of such fiscal quarter), at an annual rate of 8% of the Stated Value. Such dividends will accrue commencing on the date of issuance.

SECTION 3. LIQUIDATION PREFERENCE. Upon any liquidation, dissolution or winding- up of the Company, the Holders will be entitled to receive out of the assets of the Company, whether such assets are capital or surplus, for each share of Series G Preferred Stock an amount equal to the Stated Value per share plus any accrued but unpaid dividends thereon before any distribution or payment may be made to the holders of any Common Stock or any other series of capital stock (other than the Series B Preferred Stock and the Series F Preferred Stock) now existing or hereinafter created.

SECTION 4. VOTING. The Series G Preferred Stock will not entitle the Holders to any voting rights except as required under applicable law.

SECTION 5. NO CONVERSION RIGHTS. The shares of the Series G Preferred Stock will have no conversion rights.

SECTION 6. REDEMPTION RIGHTS. (a) Redemption at Option of Company.

The Company may, in its sole discretion, at any time while the Series G Preferred Stock is outstanding, redeem all or any portion of the outstanding Series G Preferred Stock at a price equal to the Stated Value plus any accrued but unpaid dividends. The Company may exercise such redemption right by providing a minimum of 5 days written notice of such redemption to the Holders. In the event the Company exercises such redemption right for less than all of the then-outstanding shares of Series G Preferred Stock, the Company shall redeem the outstanding shares of the Holders of a pro rata basis.

(b) Mandatory Redemption on April 30, 2021.

The Company shall redeem in full all outstanding shares of Series G Preferred Stock on April 30, 2021, at a price equal to the Stated Value plus any accrued but unpaid dividends. The Company’s obligation to make this payment will be secured by a security agreement between the Company and the Holders.

SECTION 7. NOTICES. Any notice required hereby to be given to the Holders shall be deemed given if deposited in the United States mail, postage prepaid, or provided by fax or e-mail, to each Holder of record at his, her or its address appearing on the books of the Corporation.

SECTION 8. MISCELLANEOUS.

(a) The headings of the various sections and subsections of this Certificate of Designation are for convenience of reference only and shall not affect the interpretation of any of the provisions of this Certificate of Designation.

(b) Whenever possible, each provision of this Certificate of Designation shall be interpreted in a manner as to be effective and valid under applicable law and public policy. If any provision set forth herein is held to be invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions of this Certificate of Designation. No provision herein set forth shall be deemed dependent upon any other provision unless so expressed herein. If a court of competent jurisdiction should determine that a provision of this Certificate of Designation would be valid or enforceable if a period of time were extended or shortened, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

(c) Except as may otherwise be required by law, the shares of the Series G Preferred Stock shall not have any powers, designations, preferences or other special rights, other than those specifically set forth in this Certificate of Designation.

IN WITNESS WHEREOF, this Certificate of Designation has been executed by a duly authorized officer of the Company on this 15 day of January, 2019.

/s/ T. Riggs Eckelberry
Name: Riggs Eckelberry
Title: Chief Executive Officer